COMPREHENSIVE SETTLEMENT AGREEMENT

This agreement made as of the 19th day of August, 2013 (“Effective Date”).

BETWEEN:

Atomic Energy of Canada Limited,

a corporation incorporated under the laws of Canada

(“AECL”)

- and -

Nordion (Canada) Inc.,

a corporation incorporated under the laws of Canada

(“Nordion”)

(collectively, the “Parties”)

RECITALS:

WHEREAS AECL and Nordion, or Nordion’s predecessors, are parties to the Isotope Production Facilities Agreement, dated as of August 19, 1996 (the “IPFA”), and the Interim and Long-Term Supply Agreement, dated as of February 21, 2006 (the “ILTSA”).

AND WHEREAS disputes have arisen between the Parties, including disputes under both the IPFA and ILTSA.

AND WHEREAS the Parties’ dispute under the ILTSA has been the subject of an arbitration in which an arbitral award was issued dated September 7, 2012, and in respect of which AECL has claimed costs against Nordion, the disposition of which claim is pending determination by the Tribunal (the “ILTSA Arbitration”).

AND WHEREAS AECL and Nordion’s dispute under the IPFA is the subject of an action filed by Nordion in Ontario Superior Court, bearing Court File Number CV-08-00358384-0000, in which Nordion claims against AECL and AECL counterclaims against Nordion (the “IPFA Action”).

AND WHEREAS the Parties wish, and intend through this Comprehensive Settlement Agreement, to settle and conclude all claims, of any nature, between them as set out herein, including (subject to certain exceptions) all claims by the Parties under the IPFA and the ILTSA, while continuing and enhancing their ongoing commercial relationship.

NOW THEREFORE in consideration of the mutual covenants, agreements and releases contained in this Comprehensive Settlement Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows.

1.	Upon execution of this Comprehensive Settlement Agreement, AECL shall pay to Nordion CDN $15,000,000.00, plus HST.

2.	The Parties shall execute and deliver a Full and Final Mutual Release in the form attached as Schedule “A”.

3.	The Parties shall execute a consent, in the form attached as Schedule “B”, to an order dismissing the IPFA Action without costs.

4.
The Parties shall enter into an agreement amending and restating the ILTSA relating to the supply and purchase of, among other things, certain isotopes, and potential technical assistance and other services in the form attached as Schedule “C” (the “Amended and Restated ILTSA”).

5.
The Parties shall enter into an agreement relating to the supply and purchase of, among other things, certain waste disposal services in the form attached as Schedule “D” (the “Waste Management Services Agreement”).

6.
The Parties shall jointly advise the arbitral tribunal in the ILTSA Arbitration that all claims for costs of the ILTSA Arbitration have been fully and finally resolved and released. Despite Section 6 of Appendix “E” of the ILTSA, “Rules of Procedure for Arbitration,” as modified by the Amending Arbitration Agreement dated March 23, 2009, and the Agreement Amending the Arbitration Rules dated April 24, 2009, any outstanding and future arbitrators’ fees and expenses and costs of the hearing rooms in each case arising from or in connection with the ILTSA Arbitration shall be shared equally by the Parties, and the arbitrators shall not make any award of costs.

7.
The terms of this Comprehensive Settlement Agreement, including the Full and Final Release attached hereto, shall survive execution by the Parties, the dismissal of the IPFA Action, termination of the ILTSA Arbitration, and the execution and delivery by the Parties of the Amended and Restated ILTSA and the Waste Management Services Agreement.

8.
The Parties agree to keep the terms and conditions of this Comprehensive Settlement Agreement and the Full and Final Mutual Release, as well as the facts underlying it, confidential, to be disclosed only:

(a)	as required by law or by any governmental or regulatory authority, including without limitation as required by applicable securities laws; and,

(b)	to their accountants, auditors, financiers or other professional advisors on a confidential basis as necessary for the purposes of receiving advice.

9.	AECL represents and warrants as of the Effective Date of this Comprehensive Settlement Agreement, and acknowledges that Nordion is relying thereon, as follows:

(a)	Organization. AECL is a corporation duly organized and validly existing under the laws of Canada.

(b)
Authorization. AECL has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to carry out the transactions contemplated hereby. The execution, delivery, and performance by AECL of the Agreement have been duly authorized.

(c)	Enforceability. This Agreement constitutes a valid and binding obligation of AECL, enforceable against AECL in accordance with its terms subject to the following qualifications:

(i)	equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy;

(ii)
pursuant to the Crown Liability and Proceedings Act (Canada), specific performance and injunctive relief may not be granted against AECL (although in lieu thereof, a court may make an order declaratory of the rights of the parties); and

(iii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(d)
No Breach of and Compliance with Applicable Laws. The execution, delivery and performance of this Agreement by AECL does not violate any Applicable Law (as defined in the Amended and Restated ILTSA) and does not breach any agreement, license, covenant, duty, court order, judgment, or decree to which AECL is a Party or by which it is bound. AECL will perform its obligations under this Agreement in a manner that complies with all Applicable Laws.

(e)
Conflicting Agreements. AECL is free of any contractual obligation that would prevent it from entering into this Agreement or prevent or hinder it in any way from fulfilling its obligations under this Agreement.

(f)	GST Number. AECL is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and has been assigned GST/HST Number 106737125 RT0001.

10.	Nordion represents and warrants as of the Effective Date of this Comprehensive Settlement Agreement, and acknowledges that AECL is relying thereon, as follows:

(a)	Organization. Nordion is a corporation duly organized and validly existing under the laws of Canada.

(b)
Authorization. Nordion has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and carry out the transactions contemplated hereby. The execution, delivery and performance by Nordion of the Agreement have been duly authorized.

(c)	Enforceability. This Agreement constitutes a valid and binding obligation of Nordion, enforceable against Nordion in accordance with its terms subject to the following qualifications:

(i)
specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where (except as otherwise provided in this Agreement) damages are considered an adequate remedy; and

(ii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(d)
No Breach of and Compliance with Applicable Laws.  The execution, delivery and performance of this Agreement by Nordion does not violate any Applicable Law (as defined in the Amended and Restated ILTSA) and does not breach any agreement, license, covenant, duty, court order, judgment, or decree to which Nordion is a Party or by which it is bound. Nordion will perform its obligations under the Agreement in a manner that complies with all Applicable Laws.

(e)
Conflicting Agreements. Nordion is free of any contractual obligation that would prevent it from entering into this Agreement or prevent or hinder it in any way from fulfilling its obligations under this Agreement.

(f)	GST Number. Nordion is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and has been assigned GST/HST Number 131962086 RT0001.

11.
The representations and warranties made by the Parties in this Comprehensive Settlement Agreement shall survive the execution and delivery hereof and the documents and agreements contemplated hereunder.  No investigations made by or on behalf of either Party at any time shall waive, diminish the scope of or otherwise affect any representation or warranty made by the Parties in this Agreement.

12.
This Comprehensive Settlement Agreement may be executed in counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one and the same original agreement.

13.	This Comprehensive Settlement Agreement is governed by the laws of the Province of Ontario and shall enure to the benefit of and be binding upon the parties hereto and their respective successors.

IN WITNESS WHEREOF the parties hereto have hereunto set their respective hands and seals, as evidenced by the hand and seal of their officers duly authorized in that regard.

Atomic Energy of Canada Limited
By:	signed “Robert S. Walker”
Name: Robert S. Walker Title: President & CEO

By:	signed “J. Lundy”
Name: J. Lundy Title: VP, Chief Legal Officer

Nordion (Canada) Limited
By:	signed “Steve West”
Name: Steve West Title: CEO

By:	signed “Peter Dans”
Name: Peter Dans Title: Chief Financial Officer

SCHEDULE A

FULL AND FINAL MUTUAL RELEASE

THE UNDERSIGNED ATOMIC ENERGY OF CANADA LIMITED (“AECL”) and NORDION (CANADA) INC. (“Nordion”) (each, a “Releasor”) for and in consideration of the execution of this release and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby mutually release, remise and forever discharge each other, and each of their respective parent, subsidiaries and affiliates, including all of their respective present and former officers, directors, agents, servants, and employees of each of them (and all of their respective successors, heirs, executors, estate trustees, administrators, permitted assigns and personal legal representatives) (collectively, the “Releasees”) of or from all actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever (“Claim” or “Claims”) which either Releasor or any of us, or our respective agents, successors and assigns has had, now has or may hereafter have for or by reason of, or in any way arising out of, any cause, matter or thing existing in respect of all matters:

i)	under the Isotope Production Facilities Agreement (“IPFA”);

ii)	under the Interim and Long Term Supply Agreement (“ILTSA”) up to the date hereof;

iii)
that were raised in or could have been raised in Action No. CV-08-00358384-0000 in the Superior Court of Justice (commenced at Toronto), including without limitation, any matters which could have been raised by way of counterclaim; and/or

iv)
that were raised or could have been raised in the arbitration under the ILTSA in which an arbitral award was issued dated September 7, 2012, including without limitation, any Claim for costs of the arbitration, except as otherwise expressly provided herein.

AND THE RELEASORS AGREE that Claims arising out of a breach after the date hereof of the Comprehensive Settlement Agreement between AECL and Nordion to which the form of this Release was attached or the Amended and Restated ILTSA after the date hereof or the Waste Management Services Agreement after the date hereof, are not released and are not hereby wholly or partially compromised in any manner.

AND THE RELEASORS AGREE that, notwithstanding anything in the Settlement Agreement, this Release, or any other agreement, any Claims that any or all of AECL, its directors, officers, employees and agents has or have had, now has or have, or may hereafter have under the indemnity by Nordion pursuant to section 6.13 of the ILTSA are expressly excepted from this Release and not hereby wholly or partially released or compromised in any manner.  AECL hereby represents and warrants to Nordion that AECL has not received notice of and is not currently subject to or has knowledge of any Claim against Nordion pursuant to Section 6.13 of the ILTSA relating to any period prior to or after the date hereof; provided that, for greater certainty, the foregoing representation and warranty shall not apply to any potential or possible Claims, and shall not limit or be deemed to limit in any manner AECL’s rights to claim against Nordion under Section 6.13 in respect of any such Claim that is covered thereunder that is validly made against AECL, of which AECL becomes aware subsequent to the date hereof and promptly notifies Nordion.

AND IT IS FURTHER AGREED AND UNDERSTOOD that the parties hereto do not admit any liabilities or obligations of any kind whatsoever to each other and such liabilities and obligations are, in fact denied.

AND IT IS FURTHER AGREED that for the consideration aforesaid, the parties hereto will not make any Claim or commence or maintain any action or proceeding against any person or corporation or the Crown in which any Claim could arise against the other party, or any of them, for contribution or indemnity or any other relief over in relation to any matters referred to in the first paragraph of this Release.

AND IT IS FURTHER AGREED each party hereto represents and warrants to the other party that it has not assigned to any person, partnership or body corporate or any other entity any Claim which it releases by this Release.

AND IT IS FURTHER AGREED that the provisions of this Release shall enure to the benefit of each Releasee and shall be binding upon each Releasor and its repective successors and assigns.

AND IT IS FURTHER AGREED that this Release may be signed in separate counterparts and shall become effective upon the date of execution by the party who last signs it.

AND THE UNDERSIGNED ACKNOWLEDGE having had an adequate opportunity to read and consider this Release and to obtain such advice in regard to it as each of them considered advisable.

IN WITNESS WHEREOF the parties hereto have hereunto set their respective hands and seals, as evidenced by the hand and seal of their officers duly authorized in that regard.

Dated: August 19, 2013	Atomic Energy of Canada Limited

By:
Name: Title:

By:
Name: Title:

Dated: August 19, 2013	Nordion (Canada) Limited

By:
Name: Title:

By:
Name: Title:

SCHEDULE B

Court File No. CV-08-00358384-0000

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

NORDION (CANADA) INC.

Plaintiff

- and -

ATOMIC ENERGY OF CANADA LIMITED

Defendant

CONSENT

By their respective lawyers, the parties, neither of which is under disability, consent to an Order in the form attached hereto as Schedule 1.

DATED AT TORONTO, ONTARIO this _____ day of August, 2013

Torys LLP Per:
John B. Laskin
Lawyers for the Plaintiff

DATED AT TORONTO, ONTARIO this _____ day of August, 2013

Heenan Blaikie LLP Per:
Ahab Abdel-Aziz / Ian Godfrey
Lawyers for the Defendant

SCHEDULE 1

Court File No. CV-08-00358384-0000

ONTARIO
SUPERIOR COURT OF JUSTICE

……….……, THE ………
DAY OF ………….., 2013

B E T W E E N:

NORDION (CANADA) INC.

Plaintiff

- and -

ATOMIC ENERGY OF CANADA LIMITED

Defendant

ORDER

THIS MOTION, made by the Plaintiff, was heard this day at the court house, 393 University Avenue, Toronto, Ontario, M5G 1E6.

ON READING the consent filed by the parties,

1. THIS COURT ORDERS that this action and the counterclaim are dismissed without costs.

Court File No. CV-08-00358384-0000
NORDION (CANADA) INC.	v.	ATOMIC ENERGY OF CANADA LIMITED
Plaintiff		Defendant

ONTARIO SUPERIOR COURT OF JUSTICE Proceeding commenced at TORONTO
ORDER

Torys LLP
79 Wellington St. W., Suite 3000
Box 270, TD Centre
Toronto, ON  M5K 1N2

John B. Laskin (LSUC #: 19381B)
Tel:           416.865.7317 / Fax:                                416.865.7380

James Gotowiec (LSUC #: 60107E)
Tel:           416.865.7981 / Fax:                                416.865.7380

Lawyers for the Plaintiff

Court File No. CV-08-00358384-0000
NORDION (CANADA) INC.	v.	ATOMIC ENERGY OF CANADA LIMITED
Plaintiff		Defendant

ONTARIO SUPERIOR COURT OF JUSTICE Proceeding commenced at TORONTO
CONSENT

Torys LLP
79 Wellington St. W., Suite 3000
Box 270, TD Centre
Toronto, ON  M5K 1N2

John B. Laskin (LSUC #: 19381B)
Tel:           416.865.7317 / Fax:                                416.865.7380

James Gotowiec (LSUC #: 60107E)
Tel:           416.865.7981 / Fax:                                416.865.7380

Lawyers for the Plaintiff